Exhibit 5.7

ADVOKATFIRMAET THOMMESSEN AS Haakon VIIs gate 10 Postboks 1484 Vika, NO-0116 Oslo Telefon +47 23 11 11 11 Telefaks +47 23 11 10 10 Org nr NO 957 423 248 MVA www.thommessen.no Oslo, Bergen, London

CHC Helicopter S.A.

4740 Agar Drive

Richmond, BC V7B IA3

Canada

Our reference	5232652/7

Lawyer in charge	Hans Haugstad	Oslo, 18 January 2012

Dear Sirs,

EXHIBIT 5 OPINION - CHC HELICOPTER S.Á R.L. USD 1,100,000,000 9.250% SENIOR SECURED NOTES DUE 2020

We have acted as legal adviser in Norway in connection with (i) the USD 1,100,000,000 9.250% senior secured notes due 2020 (the “Exchange Notes”) to be issued under an indenture dated 4 October 2010 (the “Indenture”) among CHC Helicopter S.A. as issuer (the “Issuer”), CHC Helicopter S.à r.l. (the “Company”), the guarantors named therein (the “Guarantors”), The Bank of New York Mellon, as trustee (the “Trustee”), and HSBC Corporate Trustee Company (UK) Limited, as collateral agent (the “Collateral Agent”), and (ii) the Registration Statement on Form S-4 (the “Registration Statement”) relating to the Exchange Notes, filed by the Issuer and the Guarantors with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended. The Exchange Notes will be guaranteed by the Guarantors under the Indenture (the “Guarantees”) and will be offered by the Issuer in exchange for USD 1,100,000,000 aggregate principal amount of its outstanding 9.250% senior secured notes due 2020 that were issued on 4 October 2010.

Capitalised terms used in this opinion but not defined herein shall have the meanings attributed to them in the Purchase Agreement. In addition, the Guarantors listed in Part I (The Norwegian Guarantors) of the Schedule are herein jointly referred to as the “Norwegian Guarantors”.

1	DOCUMENTS

1.1	Opinion documents

This opinion is given in respect of the Indenture and the Guarantees granted by the Norwegian Guarantors under the Indenture.

1.2	Documents reviewed

For the purposes of this opinion, we have examined original copies or copies of the following documents (together, the “Documents”):

a)	the signed version of each of the Indenture and the Registration Rights Agreement, both dated 4 October 2010; and

b)	a copy of each of the corporate documents set out in Part II (Corporate Documents) of the Schedule (together, the “Corporate Documents”).

We have made no examination of any other documents or instruments other than those set out herein.

2	ASSUMPTIONS

For the purposes of rendering this opinion we have, with your permission, assumed that:

a)	each of the Indenture and the Guarantees is within the capacity and power of, has been duly authorised and executed by, and constitutes legal, valid and binding obligations of, each of the parties thereto (other than the Norwegian Guarantors) under the laws by which the Indenture or such Guarantee is expressed to be governed and all other applicable laws (other than the laws of Norway), and is enforceable in accordance with its terms;

b)	all consents, authorisations and approvals whatsoever required in any relevant jurisdiction (other than Norway) for the due execution and performance of the Indenture and the Guarantees by each of the parties thereto have been, or will be, obtained;

c)	all notices, filings, registrations and recordings required in any applicable jurisdiction (other than Norway) in respect of the Indenture and the Guarantees have been, or will be, given or effected in accordance with the relevant laws and regulations of every such jurisdiction;

d)	all original documents submitted to us, and the signatures thereon, are genuine and complete and all documents submitted to us as copy or specimen documents conform to their originals;

e)	there have been no amendments to the Documents provided to us and the same are in full force and effect on the date of this opinion, and where a Document has been examined by us in draft form, it will be or has been executed in the form of that draft, and where a number of drafts of a Document have been examined by us, all changes to them have been marked or otherwise drawn to our attention;

f)	all material facts and documents relevant to this opinion have been disclosed to us and all facts which are stated in or can be inferred from any Document, or which are stated in any official public record or other document supplied by a public record officer, are correct;

g)	each of the Indenture and the Guarantees has been entered into for bona fide commercial reasons and on arm’s length terms by the parties thereto, and, in particular, to the extent a guarantee or a security interest is provided by a Norwegian Guarantor as security for the obligations of the Issuer or the other Guarantors, such guarantee or security interest has been provided by that Norwegian Guarantor believing, on reasonable grounds, that it has been made for its legitimate business purposes and in the interests of such Norwegian Guarantor, its shareholders, employees and creditors, and/or otherwise that sufficient corporate benefit accrues to it;

h)	each of the board meetings referred to in Part II (Corporate Documents) of the Schedule was duly conducted as described in the minutes therefor, and each such meeting referred to therein was properly convened and the resolutions passed at each such meeting were duly adopted by a qualified quorum, and the said resolutions have not been revoked or varied and remain in full force and effect; and

i)	all transactions are entered into and all acts are performed in accordance with the terms of the Indenture and the Guarantees.

We have not made any investigation of, and we express no opinion as to, the laws or practices of any jurisdiction other than Norway, and we assume that no foreign laws, regulations, decrees or orders will affect any of the opinions rendered below.

3	OPINION

Based upon and subject to the foregoing, and to the reservations mentioned in paragraph 4 below, and to any matters not disclosed to us, we are of the following opinion:

3.1	Status

a)	Each Norwegian Guarantor is a limited company (aksjeselskap), duly registered in the Norwegian Register of Business Enterprises (Foretaksregisteret) (the “Companies Register”) and validly existing under the laws of Norway.

b)	Based on an electronic search of the Companies Register on 18 January 2012 at 09:00 a.m. (CET), no petition or resolution for winding-up or dissolution has been made by or registered against any of the Norwegian Guarantors.

3.2	Power and authority

Each Norwegian Guarantor has the power and authority to enter into, deliver and perform its rights and obligations under the Indenture and the Guarantees, and to incur the obligations referred to therein, and has taken all necessary corporate action to authorise the execution and performance of its obligations under the Indenture and the Guarantees.

3.3	Execution and delivery

The Indenture has been duly executed and delivered by the respective Norwegian Guarantors.

4	RESERVATIONS

The opinions herein are subject to the following reservations:

a)	the Guarantees provided by each Norwegian Guarantor as security for the obligations of an entity that is not a Norwegian limited liability company may not be legal, valid, binding or enforceable under Norwegian law unless such entity (not being a Norwegian limited liability company) is subject to the laws of a European Economic Area member state whose legislation corresponds to or is stricter than the provisions set out in sections 8-7 to 8-9, cf. sections 1-3 and 1-4, of the Norwegian Limited Companies Act of 1997 No. 44 (the “Companies Act”) with respect to a Norwegian limited company’s ability to grant loans to, or guarantee the obligations of its shareholders or closely related parties of such shareholders, etc. Said limitations of the guarantees provided by the Norwegian Guarantors may have the effect of reducing the amount of the obligations or liabilities guaranteed and/or the amount secured to zero;

b)	section 8-10 of the Companies Act prohibits a Norwegian limited liability company from providing financial assistance in connection with the acquisition of its shares or shares in its (direct or indirect) parent company, and the Guarantees provided by each Norwegian Guarantor may therefore not be valid and binding under Norwegian law in so far as these are deemed to represent illegal financial assistance within the meaning of section 8-10 of the Companies Act;

c)	the validity and enforceability of rights and obligations under the Indenture and the Guarantees will be subject to any Norwegian laws from time to time in effect relating to bankruptcy, liquidation, insolvency, reorganisation, administration, moratorium or dissolution and any other laws or legal procedures affecting creditors’ rights in general, and to any provision generally applicable under Norwegian law with regard to the invalidation or revision of unfair contract terms;

d)	we express no opinion as to whether specific performance or injunctive relief would be available in respect of any of the obligations under the Indenture or the Guarantees since the availability in Norwegian courts of discretionary remedies such as injunction and specific performance, is restricted under Norwegian law;

e)	where any party to the Indenture or any of the Guarantees is vested with a discretion or may determine a matter in its opinion, Norwegian law may require that such discretion is exercised reasonably or that such opinion is based on reasonable grounds, and a provision that certain calculations and determinations are conclusive and binding will not prevent judicial enquiry into the merits of any claim by an aggrieved party or in the event of a manifest error despite any provision in the Indenture or any Guarantee to the contrary;

f)	where any obligation under the Indenture or the Guarantees is to be performed by a Norwegian Guarantor in a jurisdiction other than Norway, the Indenture and/or the Guarantees may not be enforceable under Norwegian law to the extent that such performance would be illegal or contrary to public policy under the laws of that jurisdiction;

g)	Norwegian courts may award damages in currencies other than Norwegian kroner, but a debtor is nevertheless entitled to pay the amount awarded by the court in Norwegian kroner at the rate of exchange prevailing on the date of payment;

h)	claims may become time barred under the Norwegian Limitations Act of 1979 No. 18 or may be or become subject to set-off, counterclaims or other defences;

i)	if any provision of the Indenture or any of the Guarantees is held to be illegal, invalid or unenforceable, the severance of such provision from the remaining provisions of the Indenture or such Guarantee will be subject to the exercise of the discretion of the Norwegian courts; and

j)	this opinion is confined to and is given on the basis of Norwegian law and practice as they exist at the date of this opinion and we assume no obligation to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to our attention, or to advise you of any changes which occur or are implemented in Norwegian law after the date of this opinion.

This opinion is to be construed in accordance with Norwegian law and any disputes arising out of or in connection with this opinion shall be referred to the exclusive jurisdiction of the Norwegian courts. It is strictly limited to the Indenture and the Guarantees and the transactions contemplated thereby, and it is not to be extended by implication to any other matter in connection with the various agreements and documents referred to herein or the transactions contemplated by such agreements and documents.

We consent to the filing of this opinion as an exhibit to the Registration Statement and the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.

We understand and agree that Simpson Thacher & Bartlett LLP, counsel to CHC Helicopter S.A., may rely upon this opinion as if it were an addressee hereof for the purpose of providing the opinion to be delivered by such firm in connection with the Registration Statement.

Yours faithfully
Advokatfirmaet Thommessen AS

/s/ Hans Haugstad
Hans Haugstad
Advokat

SCHEDULE

Part I

The Norwegian Guarantors

Norwegian Guarantor	Enterprise no
CHC Norway Acquisition Co AS	991 709 827
Heli-One (Europe) AS	980 593 126
Helicopter Services Group AS	912 582 914
Integra Leasing AS	966 705 175
Heli-One Leasing (Norway) AS	819 569 762
Heli-One (Norway) AS	982 715 040
Helikopter Service AS (formerly Scancopter AS)	970 923 829

Part II

Corporate Documents

1	The certificates of registration (No. firmaattest) of each of the Norwegian Guarantors issued by the Companies Register on 7 December 2011.

2	The articles of association (No. vedtekter) of CHC Norway Acquisition Co AS as most recently adopted on 17 September 2008.

3	The articles of association (No. vedtekter) of Heli-One (Europe) AS as most recently adopted on 8 September 2008.

4	The articles of association (No. vedtekter) of Helicopter Services Group AS as most recently adopted on 30 October 2008.

5	The articles of association (No. vedtekter) of Integra Leasing AS as most recently adopted on 26 October 2010.

6	The articles of association (No. vedtekter) of Heli-One Leasing (Norway) AS as most recently adopted on 22 October 2008.

7	The articles of association (No. vedtekter) of Heli-One (Norway) AS as most recently adopted on 18 October 2010.

8	The articles of association (No. vedtekter) of Helikopter Service AS as most recently adopted on 27 May 2009.

9	The minutes of the meeting of the board of directors of each Norwegian Guarantor, each dated 21 September 2010.

10	The minutes of the meeting of the board of directors of each Norwegian Guarantor, each dated 1 October 2010.